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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Amgen today, December 17, 2001, and is incorporated by reference into this filing.

The following is the text of key messages that Amgen has prepared for use in responding to questions regarding the Acquisition:


For Internal Use Only


                        IMMUNEX ACQUISITION KEY MESSAGES

 . This is a strategically compelling and unprecedented combination of two of the world's fastest growing biotechnology companies, representing a key step in Amgen's long-term growth program. It will:
   . Combine most successful biotech company with industry's fastest growing player
   . Accelerate Amgen's product sales growth into the low 30s
   . Increase the company's financial strength
   . Further diversify Amgen's product portfolio
   . Establish immediate leadership in inflammation therapy
   . Significantly enhance the company's discovery research capabilities
   . Immediately enhance Amgen's inflammation and oncology pipelines
   . Marry two companies that share a strong cultural fit that is science-based, patient-focused, entrepreneurial and hold a biotechnology heritage

 . The transaction gives Amgen, currently the world's leading biotechnology company, even greater financial strength to accelerate its long-term growth. With Immunex, Amgen will:
   . Have pro forma annual revenues of approximately $5.5 billion and net income of $1.5 billion in 2002, assuming an H2 2002 close
   . Have 9,500 employees
   . Generate readily achievable cost synergies of $200 million in 2003 and more than $250 million in 2004
   . Benefit from earnings accretion in 2004
   . Accelerate five-year annual percentage growth in product sales to the low
     30s from the low 20s

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   . Accelerate annual growth in cash EPS to the mid-20s from the low 20s

 . The combination will have a diverse blockbuster product portfolio, unparalleled in the biotechnology world, with no significant patent vulnerability until 2013.
   . Immunex brings its proven inflammation blockbuster ENBREL(R) to Amgen's existing portfolio including blockbusters EPOGEN(R) and NEUPOGEN(R), and potential blockbuster Aranesp(TM). Immunex's ENBREL(R) sales are poised to reach over $1 billion in sales in 2002 and $3 billion by 2005
   . Amgen will leverage its substantial development expertise to maximize
     Immunex's pipeline opportunities
   . Amgen will have a rich pipeline, with leadership in three targeted therapeutic areas: inflammation, oncology and nephrology, as well as R&D focus in proteins, antibodies and small molecules
   . Amgen will be an even more attractive licensing partner

 . With ENBREL(R), a proven blockbuster and the fastest biologic drug ever, Amgen will become a leader in inflammation which adds to its leadership in nephrology and oncology.
   . With Immunex, Amgen assumes instant market leadership in inflammation.
     ENBREL(R) has first-to-market advantage and tremendous upside potential in the robust and growing inflammation market
   . Future growth for ENBREL(R) will be fueled by growth in rheumatoid arthritis and other indications, such as psoriatic arthritis
   . Additional market opportunities may exist for the combination ENBREL(R)
     Kineret(TM) therapy aimed at enhancing the well-being of rheumatoid arthritis patients
   . The combined company expects to sustain its leadership in inflammation through a rich pre-clinical pipeline characterized by innovative and differentiated technology.

 . Amgen is the best possible partner for Immunex with experience that can help ensure ENBREL(R) achieves its full blockbuster potential.
   . Amgen's experience in bringing successful drugs to market (clinical, regulatory, manufacturing, sales and marketing) and optimizing their potential makes Amgen an ideal fit for Immunex, with its strength in discovery research
   . Amgen is committed to leveraging its protein manufacturing expertise and completing Immunex's second ENBREL(R) manufacturing plant in Rhode Island to step up production of ENBREL(R) to meet strong market demand
   . Amgen will leverage its inflammation sales force now in place to enhance
     ENBREL(R) sales

 . Amgen is committed to integrating the two companies quickly and to maintaining the strong entrepreneurial culture that both companies share.
   . Amgen expects to achieve $200 million in cost synergies in 2003 and more than $250 million in 2004, representing approximately 5% of the combined company's operating expenses
   . Immunex CEO Ed Fritzky will become a member of Amgen's board
   . Peggy Phillips and Doug Williams from Immunex will assume key roles at Amgen by becoming executive vice president and senior vice president, respectively

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  . Lower costs from elimination of redundancies, lower M&S expenses and leveraging Amgen's strong development and manufacturing capability

 . Amgen is committed to growing its operations over time in Seattle and to continuing Immunex's strong tradition of community support.
   . Amgen intends to center its inflammation research in Seattle
   . Amgen has a strong track record of support, partnership and engagement in the communities in which it operates

  Additional Information and Where to Find It
  -------------------------------------------
  In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn:
  Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

  Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

  Forward-Looking Statements
  --------------------------
  This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Immunex acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.

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  Furthermore, Amgen's research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of Amgen's products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed-care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of Amgen's products.

  In addition, while Amgen routinely obtains patents for Amgen's products and technology, the protection offered by Amgen's patents and patent applications may be challenged, invalidated or circumvented by our competitors.

  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.